UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                          NOTIFICATION OF LATE FILING      SEC FILE NUMBER

                                                                0-27437
                                                                -------

                                                            CUSIP NUMBER

                                                               69912C 10 5
                                                               -----------

(Check One):  [ ] Form 10-K and Form 10-KSB   [  ] Form 11-K    [  ] Form 20-F
              [X] Form 10-Q and Form 10-QSB   [  ] Form N-SAR

         For Period Ended:    March 31, 2003
                            -----------------

         [   ]    Transition Report on Form 10-K
         [   ]    Transition Report on Form 11-K
         [   ]    Transition Report on Form 20-F
         [   ]    Transition Report on Form 10-Q
         [   ]    Transition Report on Form N-SAR
         For the Transition Period Ended:


  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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


                         PART I - REGISTRANT INFORMATION

                          PARAGON FINANCIAL CORPORATION
                          -----------------------------
                             Full Name of Registrant


                            Former Name if Applicable

                          5000 Sawgrass Village Circle
                          ----------------------------
            Address of Principal Executive Office (Street and Number)

                           Ponte Vedra Beach, FL 32082
                           ---------------------------
                            City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]    (a)     The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[X]    (b)     The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]   (c)     The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2003 within the prescribed time period due to the additional time needed to complete the audit of its recently acquired subsidiary, Mortgage Express, Inc. The results of this audit were necessary to ensure there was not a material misstatement for the period ended March 31, 2003.


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

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Scott L. Vining                              (904)         285-0000
     ---------------------------------------------------------------------------
      (Name)                                    (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change
---------------------------------

The Company expects to report significantly higher revenues and net loss for the period ended March 31, 2003. The revenues in the three month period ended March 31, 2003 are the result of its recent acquisitions of Mortgage Express, Inc. and Paragon Homefunding, Inc. completed on January 31, 2003 and February 2, 2003, respectively. The Company had no revenues in the period ended March 31, 2002 as the Company was a development stage company. The expected revenues and net loss are reflected in the following table:


                        Three Months                 Three Months
                       March 31, 2003               March 31, 2002
                        (in thousands, except per share amounts)

Revenue                  $ 1, 708                      $   -
Net loss                 $   (927)                     $ (389)


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




                          PARAGON FINANCIAL CORPORATION
-------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 15, 2003                         By: /s/ Scott L. Vining
                                                ---------------------
                                                Scott L. Vining
                                                Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)













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